Exhibit 99.(c)(4)

VOYA GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

Dear Shareholders,

This Section 19(a) Notice provides shareholders of Voya Global Advantage and Premium Opportunity Fund (NYSE: IGA) with important information concerning its distribution declared in May 2026. This Section 19(a) Notice is issued as required by the Fund’s Managed Distribution Plan (the “Plan") and an exemptive order received from the U.S. Securities and Exchange Commission. The Board of Trustees has approved the implementation of the Plan to make monthly cash distributions to common shareholders, stated in terms of a fixed amount per common share. This information is sent to you for informational purposes only and is an estimate of the sources of the June distribution. It is not determinative of the tax character of the Fund’s distributions for the 2026 calendar year. Shareholders should note that the Fund’s total regular distribution amount is subject to change as a result of market conditions or other factors.

The amounts and sources of distributions reported in this notice are estimates, are not being provided for tax reporting purposes and the distribution may later be determined to be from other sources including realized short-term gains, long-term gains, to the extent permitted by law, and return of capital. The actual amounts and sources for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Monthly Distribution: Payable June 15, 2026

Distribution Amount per Common Share: $0.085

The following table sets forth an estimate of the sources of the Fund’s June distribution and its cumulative distributions paid this fiscal year to date. Amounts are expressed on a per common share basis and as a percentage of the distribution amount.

Voya Global Advantage and Premium Opportunity Fund

Source	Current Distribution	% of Current Distribution	Cumulative Distributions for the Tax Year-to-Date	% of the Cumulative Distributions for the Tax Year-to-Date[1]
Net Investment Income	$0.028	33.00%	$0.089	21.00%
Net Realized Short-Term Capital Gains	$0.057	67.00%	$0.174	41.00%
Net Realized Long-Term Capital Gains	$0.000	0.00%	$0.162	38.00%
Return of Capital or Other Capital Source(s)	$0.000	0.00%	$0.000	0.00%
Total per common share	$0.085	100.00%	$0.425	100.00%

1 The Fund’s tax year is January 1, 2026 to December 31, 2026.

IMPORTANT DISCLOSURE: You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan. The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’ The amounts and sources of distributions reported in this Section 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Set forth in the table below is information relating to the Fund’s performance based on its net asset value (NAV) for certain periods.

Average annual total return at NAV for the five year period ended on May 31, 2026[1]	10.12%
Annualized current distribution rate expressed as a percentage of NAV as of May 31, 2026[2]	9.60%
Cumulative total return at NAV for the tax year through May 31, 2026[3]	6.53%
Cumulative tax year to date distribution rate as a percentage of NAV as of May 31, 2026[4]	4.00%

1	Average annual total return at NAV represents the compound average of the annual NAV total returns of the Fund for the five year period ended on May 31, 2026.
2	The annualized current distribution rate is the cumulative distribution rate annualized as a percentage of the Fund’s NAV as of May 31, 2026.
3	Cumulative total return at NAV is the percentage change in the Fund’s NAV for the period from the beginning of its tax year to May 31, 2026 including distributions paid and assuming reinvestment of those distributions.
4	Cumulative tax year distribution rate for the period from the year-to-date period as a percentage of the Fund’s NAV as of May 31, 2026.